Exhibit 99.3

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Board has responsibility for establishing, implementing and continually monitoring executive compensation. The Board’s focus is to establish compensation at levels necessary to attract, retain and motivate the best possible executive talent. Historically, the Board has developed our executive compensation programs based on input from our Chief Executive Officer, the officers’ current compensation, our financial condition, our operating results, and individual performance.

Throughout this section, the individual who served as the Company’s chief executive officer during 2012, as well as the three other individuals included in the 2012 Summary Compensation Table included below, are referred to as our “Named Executive Officers.” For the fiscal year ended January 1, 2012, the principal components of compensation for Named Executive Officers consisted of base salary and discretionary cash bonuses.

2012 Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Named Executive Officers for the fiscal years 2012 and 2011, ending December 30, 2012 and January 1, 2012, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Total ($)
Michael E. Reed	2012	$500,000	$800,000	(1)	$1,300,000
— Chief Executive Officer	2011	500,000	800,000	(2)	1,300,000
Melinda A. Janik	2012	275,000	125,000	(1)	400,000
— Senior Vice President and Chief Financial Officer	2011	275,000	125,000	(2)	400,000
Kirk Davis	2012	461,261	350,000	(1)	811,261	(3)
— President and Chief Operating Officer	2011	461,261	350,000	(2)	811,261	(4)
Polly Grunfeld Sack	2012	260,000	140,000	(1)	400,000
— Senior Vice President, General Counsel and Secretary	2011	260,000	140,000	(2)	400,000

(1)	This amount reflects the bonus amount earned and paid in 2012.
(2)	This amount reflects the bonus amount earned in 2011 and paid in 2012.
(3)	This amount does not include $15,117 representing the aggregate change in the actuarial present value of Mr. Davis’ accumulated benefit under the George W. Prescott Publishing Company Pension Plan, which was frozen effective December 31, 2008.
(4)	This amount does not include $8,527 representing the aggregate change in the actuarial present value of Mr. Davis’ accumulated benefit under the George W. Prescott Publishing Company Pension Plan, which was frozen effective December 31, 2008.

2012 Discretionary Cash Bonuses

Each of our Named Executive Officers is entitled to a discretionary annual bonus that is based upon the achievement of certain performance goals of the Company and individual, as agreed to by each Named Executive Officer and the Board. The annual bonus incentives are used to ensure that a portion of our Named Executive Officer’s compensation is at risk, and that each Named Executive Officer has the opportunity to receive a variable amount of compensation based on Board’s evaluation of our and the individual’s performance. The bonus is payable in our common stock or cash or a combination thereof, as determined by the Board, in its sole discretion unless otherwise limited by the terms of the applicable Employment Agreement. Any bonus that is payable in common stock vests over a specified period.

While the amount, if any, of an annual bonus is determined by the Board in its sole discretion, the Board has established an evaluation process used to assist in its decision-making process relating to the amount, if any, of the annual bonus for our Named Executive Officers. The evaluation process involves the following four steps:

(a)

Setting Company-wide Annual Performance Goals. Early in each fiscal year, the Board and senior management establish annual performance measures for us. For a particular fiscal year, those performance measures may include one or any combination of the following: (i) net income or operating income (before or after taxes, interest, capital expenses, depreciation, amortization or nonrecurring or unusual items); (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales or other financial criteria; (iii) revenue or net sales; (iv) gross profit or operating gross profit; (v) share price or total stockholder return; (vi) earnings per share; (vii) budget and expense management; or (viii) customer or product measures. In determining the extent to which the performance measures are met for a given period, the Board exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

(b)	Setting Individual Performance Measures. As it sets our company-wide performance measures, the Board also establishes individual performance measures for each Named Executive Officer. These measures are used by the Board to evaluate individual performance beyond purely financial measures, and may include one or any combination of the following: (i) exceptional performance of each individual’s functional responsibilities; (ii) leadership; (iii) creativity; (iv) innovation; (v) collaboration; (vi) development and implementation of growth initiatives; and (vii) other activities that are critical to driving long-term value for stockholders.

(c)	Measuring Performance. After the end of the fiscal year, the Board reviews our actual performance against each of the performance goals established at the outset of the year. The Board also makes an assessment of performance against the individual goals set at the outset of the year as well as each Named Executive Officer’s performance in relation to any extraordinary events or transactions. The Board does not apply a rigid set of rules for determining the relative importance of these factors. The Board may emphasize or weight particular factors differently for each Named Executive Officer and differently for each fiscal year.

For 2012, the Board considered the above factors and, on December 26, 2012, awarded the following discretionary cash bonuses to our Named Executive Officers as follows: Mr. Reed — $800,000; Ms. Janik — $125,000; Mr. Davis — $350,000; and Ms. Sack — $140,000.

Employment Agreements

On March 6, 2012, the Board approved and we entered into an amendment to the existing employment agreement with each of our Named Executive Officers, other than Ms. Janik. These amendments provide for enhanced severance benefits upon the executive’s involuntary termination of employment without “cause” or voluntary termination of employment for “good reason,” in each case, within 18 months of the earlier to occur of the commencement of any discussion with any individual or entity that ultimately results in a “change in control” (as defined in the Incentive Plan) or the occurrence of a change in control transaction. The amendments also added voluntary termination of employment for “good reason” as an event that would entitle the executive to non-enhanced severance that is unrelated to a change of control. The amendments also clarify our approach to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and make conforming and clarifying changes to each of such executive’s restrictive covenants (such as non-competition, confidentiality and non-solicitation). No other changes were made to the existing employment agreements.

“Cause” is defined as: (a) a conviction of, guilty plea concerning or confession of any felony; (b) any act of dishonesty in connection with our business; (c) any uncured material breach by the executive of his or her employment agreement; (d) any material breach of any reasonable and lawful rule or directive from us; (e) the gross or willful neglect of duties or gross misconduct by the executive; or (f) the habitual use of drugs or habitual, excessive use of alcohol to the extent that any of such uses materially interferes with the performance of the executive’s duties under his or her employment agreement.

“Good reason” is defined as the occurrence of any one or more of the following at any time during the executive’s employment without the executive’s written consent: (a) the failure to maintain the executive in the same or better position with us which the executive held immediately prior to a change in control, or the removal of Executive as a member of the Board; (b) a significant adverse change in the nature or scope of the executive’s authorities, powers, functions, responsibilities or duties immediately prior to the change in control; (c) a reduction in the aggregate of the executive’s base salary or annual cash bonus; (d) a reduction in the executive’s long-term incentive compensation opportunity; (e) the termination or denial of the executive’s rights to retirement or welfare benefits or a reduction in the scope or value of such benefits (other than any a reduction that is generally applicable to all employees); (f) any change of the executive’s principal place of employment to a location more than 50 miles from the executive’s principal place of employment immediately prior to a change in control; (g) any uncured failure to pay the executive any compensation when due; (h) the delivery to the executive of a written notice of the intent to terminate the executive’s employment for any reason, other than cause or disability, regardless of when such termination is intended to become effective; or (i) any failure by us to comply with any provision of the executive’s employment agreement.

The enhanced severance benefit consists of: (a) a monthly payment for a specified period (27 months for our Mr. Reed, 24 months for our Mr. Davis and 21 months for our Ms. Sack) equal to the executive’s monthly base salary and average monthly bonus (the average of the last three annual cash bonuses, or, if three annual cash bonuses have not been paid to the executive, the average of such bonuses that have been paid to the executive, in each case, divided by 12); (b) a pro-rated annual cash bonus for the year that the executive’s employment is terminated; (c) the accelerated vesting of any restricted stock awards that are unvested as of the date that the executive’s employment is terminated; (d) up to six months of outplacement services immediately following the executive’s termination of employment; and (e) up to 12 months of continued healthcare coverage.

The above description of the amendments is qualified in its entirety by the text of each respective amendment, which are attached as Exhibits 10.22, 10.23 and 10.25 to our Annual Report on Form 10-K filed on March 8, 2012.

Also on March 6, 2012, the Board approved and we entered into an employment agreement with Ms. Janik, our Senior Vice President and Chief Financial Officer. This employment agreement generally embodies the terms of that certain offer letter, dated December 23, 2008, filed as Exhibit 10.19 to our Annual Report on Form 10-K filed on March 13, 2009.

Under the employment agreement, Ms. Janik has the title of Senior Vice President and Chief Financial Officer and is entitled to continue to receive her current base salary at the annual rate of $275,000 (“Base Salary”). Ms. Janik is eligible to receive each fiscal year a bonus (for each such fiscal year, a “Bonus”), based on the achievement, as determined by the Board, of certain performance standards as agreed to by Ms. Janik and the Board. Such Bonus is payable in such combination of cash and shares of common stock of the Company (“Common Stock”) as determined by the Board, under the GateHouse Media, Inc. Omnibus Stock Incentive Plan (or any similar or successor plan) (the stock portion of any such Bonus being a “Restricted Stock Grant”). The number of shares comprising any Restricted Stock Grant shall be determined by dividing the applicable portion of the Bonus being awarded in Common Stock by the fair market value (as determined by the Board) of the Common Stock on the date of grant. The cash portion of each Bonus shall be paid to Ms. Janik within a reasonable time after the end of the fiscal year, but in no event later than four months following completion of the fiscal year to which such Bonus relates (“Outside Payment Date”). The Restricted Stock Grant portion of each Bonus shall be made on such date as the Board determines in its discretion, though no later than the applicable Outside Payment Date. No Bonus in respect of any fiscal year will be due to Ms. Janik unless she is employed by us on the last day of the fiscal year in respect of which the Bonus is awarded. As described below, Ms. Janik’s employment agreement has the same type of severance provisions as those that are in Ms. Sack’s employment agreement.

The above description of Ms. Janik’s employment agreement is qualified in its entirety by the text of such agreement, which is attached as Exhibit 10.24 to our Annual Report on Form 10-K filed on March 8, 2012.

Michael E. Reed

Mr. Reed is employed as our Chief Executive Officer pursuant to an employment agreement effective as of January 30, 2006, as amended on March 6, 2012. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as chief executive officer of our size and nature.

Pursuant to his employment agreement, which has an initial three-year term that automatically renews subject to the same terms and conditions for additional one-year terms unless either we or Mr. Reed gives notice of non-renewal within ninety days prior to the end of the term, Mr. Reed receives an annual base salary of $500,000. Mr. Reed also is eligible for an annual, performance-based bonus. The agreement provides that Mr. Reed is eligible to receive an annual target bonus of $200,000 upon the achievement of certain performance goals agreed to by Mr. Reed and the Board. The bonus is payable in either our common stock or cash in the discretion of the Board, provided that no more than 50% of the bonus shall be payable in our common stock without Mr. Reed’s approval.

Melinda A. Janik

On March 6, 2012, the Board approved and we entered into an employment agreement with Ms. Janik. This employment agreement is generally consistent with the prior offer letter between Ms. Janik and us. Under her employment agreement, Ms. Janik is entitled to receive a base salary of $275,000. Ms. Janik is also eligible to receive an annual bonus based on the achievement of certain performance requirements and satisfaction of a continuous employment requirement, as determined by the Board. Such annual bonus is payable in such combination of cash and shares of our common stock under the Incentive Plan, as determined by the Board. Ms. Janik will be entitled to all of the usual benefits offered to employees at the executive level, including vacation, sick time, participation in our medical, dental and insurance programs, as well as the ability to participate in our 401(k) retirement savings plan. We will also reimburse Ms. Janik for any expenses reasonably and necessarily incurred by her in furtherance of her duties under the employment agreement.

Ms. Janik’s employment may be terminated (a) by us for “cause” (as such term is defined above); (b) by us at any time without “cause”; or (c) by Ms. Janik at any time. If Ms. Janik’s employment with us is terminated by us for “cause,” she shall not be entitled to any further compensation or benefits other than accrued but unpaid base salary and accrued and unused vacation pay through the date of such termination (collectively, the “Accrued Benefits”).

If Ms. Janik’s employment is terminated by us other than for “cause,” and not within 18 months of a “change in control” (as such term is defined above), then she shall be entitled to, upon providing us with a signed release of claims and subject to Ms. Janik’s continued compliance with restrictive covenants and confidentiality provisions of the employment agreement: (a) the Accrued Benefits, (b) an amount equal to 12 months base salary payable in the same manner as provided under the employment agreement, (c) any declared annual bonus not yet paid, and (d) continuation of her coverage under our medical plan for 12 months from the date of such termination. If Ms. Janik’s employment is terminated by us without “cause” or Ms. Janik terminates her employment for “good reason” (as such term is defined above), in each case, within 18 months of the earlier to occur of the commencement of any discussion with any individual or entity that ultimately results in a change in control or the occurrence of a change in control transaction, Ms. Janik could become eligible to receive the same enhanced severance benefits described above in connection with the amendment to Ms. Sack’s employment agreement.

Unless Ms. Janik breaches one of the restrictive covenants contained in the employment agreement, the payments described in the termination provisions in the employment agreement shall be paid over a period of 12 months commencing on the date of Ms. Janik’s termination of employment with us; provided that if such termination is by Ms. Janik for “good reason” or occurs within 18 months of a “change in control,” such payments shall be paid over a 21-month period.

Kirk Davis

Mr. Davis is employed as our President and Chief Operating Officer pursuant to an employment agreement effective as of January 9, 2009, as amended on March 6, 2012. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as president and chief operating officer of a company of our size and nature.

Pursuant to his employment agreement, which has no guaranteed term of employment or renewal provision, Mr. Davis’ annual base salary shall be reviewed on an annual basis and adjusted in our sole discretion. Mr. Davis also is eligible for an annual bonus, based on the achievement, as determined by the Board in its sole discretion, of certain performance standards agreed to by Mr. Davis and the Board. Such bonus may be paid in such combination of cash and shares of our common stock as determined by the Board, in its sole discretion under the Incentive Plan (or any similar or successor plan).

Polly G. Sack

Ms. Sack is employed as our Senior Vice President, Secretary and General Counsel pursuant to an employment agreement effective as of May 17, 2006, as amended on March 6, 2012. Under this agreement, she has the duties and responsibilities customarily exercised by the person serving as chief legal officer of a company of our size and nature.

Pursuant to her employment agreement, which has no guaranteed term of employment or renewal provision, Ms. Sack’s annual base salary shall be reviewed on an annual basis and adjusted in our sole discretion. Ms. Sack also is eligible for an annual, performance-based bonus, without a target level, based upon the achievement of certain performance goals agreed to by Ms. Sack and the Board. Such bonus may be a Restricted Stock Bonus as determined by the Board and without restriction as to the relative proportions of common stock or cash comprising such bonus. Ms. Sack’s employment agreement also provided for the reimbursement of her reasonable relocation expenses.

General

The employment agreements with the Named Executive Officers are referred to collectively as the “Employment Agreements.” Our Named Executive Officers have restrictive covenants in the Employment Agreements and/or their management stockholder agreements for our benefit relating to non-competition during the term of employment and for the one year period following termination of their employment for any reason. Each of the Employment Agreements also contains restrictive covenants relating to non-solicitation of our employees, directors, agents, clients, customers, vendors, suppliers or consultants during the term of employment and for the one year period following termination of their employment for any reason.

No Equity Compensation Granted During 2012 and

No Outstanding Equity Awards at Fiscal Year-End

We did not grant any equity compensation to our Named Executive Officers during the fiscal year ending December 30, 2012. No equity awards were outstanding at the end of fiscal 2012.

Retirement Benefits

We maintain one defined benefit plan, the George W. Prescott Publishing Company Pension Plan (the “Prescott Pension Plan”). The Prescott Pension Plan benefits the employees of the George W. Prescott Publishing Company by providing funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code. Benefits under the Prescott Pension Plan are funded by an irrevocable tax-exempt trust. An executive’s benefits under the Prescott Pension Plan are payable from the assets held by a tax-exempt trust, and are based on earnings up to a compensation limit under the Internal Revenue Code (which was $230,000 in 2008).

Effective December 31, 2008, the Prescott Pension Plan was amended to freeze benefit accruals and participation. The only Named Executive Officer who has benefits in the Prescott Pension Plan is Mr. Davis. The terms and conditions below relate solely to participants in the Prescott Pension Plan.

The “Normal Retirement Benefit” is expressed as an annual single life annuity payable from normal retirement age for the remainder of his life. The benefit under the Prescott Pension Plan is equal to an amount equal to the sum of (i) and (ii):

(i) an amount equal to the product of:

(a) 0.5% of Mr. Davis’ Average Compensation not in excess of the covered compensation base plus 1% of his Average Compensation in excess of the covered compensation base; and (b) Mr. Davis’ years of Accrued Service (not in excess of 40).

(ii) an amount equal to the product of:

(a) 0.67% of Mr. Davis’ Average Compensation; and

(b) Mr. Davis’ years of Accrued Service in excess of 40.

“Average Compensation” means the average of Mr. Davis’ highest compensation paid during any five consecutive plan years of the ten plan years prior to December 31, 2008. “Compensation” means Mr. Davis’ total compensation in a plan year, excluding any bonuses, any overtime payments, and employer contributions under the Prescott Pension Plan or under any other employee benefit plan of an affiliated company. Pay in excess of the Internal Revenue Code Section 401(a)(17) limit, is not considered. “Accrued Service” is the total number of years prior to January 1, 2009 (June 1, 2009 for IBT Union employees), during which the executive has completed at least 1,000 Hours of Service.

If Mr. Davis retires after reaching the age of 60 and has completed five years of vesting service, he is entitled to the benefit amount. However, the benefit amount will be reduced 0.56% for each month his retirement precedes his reaching the age of 65.

In the event Mr. Davis dies prior to the commencement of benefit payments, his spouse will be eligible for a death benefit protection. This provides that if Mr. Davis and spouse were married for at least one year prior to his date of death, then the spouse of Mr. Davis shall receive a survivor annuity which is equal to 50% of the pension Mr. Davis would have received had he retired on his date of death or age 60, if later, with a joint and 50% survivor annuity option.

If Mr. Davis dies after payment of his benefit under the Prescott Pension Plan has commenced, the death benefit payable, if any, shall be determined in accordance with the form in which the benefit was being paid. The pension benefit under the Prescott Pension Plan is reduced if paid before normal retirement age. The pension benefit is defined as a single life annuity. Optional annuity forms which are approximately equal in value are also available.

Potential Payments Upon Resignation, Termination or Change in Control

Each of our Named Executive Officers is entitled to receive amounts earned during his or her term of employment regardless of the manner in which the Named Executive Officer’s employment is terminated. These amounts include accrued but unpaid base salary and accrued and unused vacation pay through the date of such termination (the “Accrued Benefits”). In addition, each of our Named Executive Officers may receive compensation under the terms of our Management Stockholder Agreements or the Incentive Plan, as well as under the terms of their respective employment agreements.

The Management Stockholder Agreements with each of Mr. Reed and Ms. Sack contains a call option exercisable at our discretion pursuant to which we may purchase the shares of non-forfeited common stock which are subject to the Management Stockholder Agreement upon termination of his or her employment for any reason (the “Call Option”). The amount we will pay is determined as follows: (a) in the case of a termination for cause, the lower of the purchase price of one thousand dollars ($1,000) per share or the fair market value (as determined by the Board) or (b) in the case of a termination for any reason other than cause, the fair market value (as determined by the Board).

Additionally, under the Incentive Plan, if a Named Executive Officer’s employment is terminated for any reason, we will immediately repurchase any remaining unvested restricted shares at a price equal to the par value ($.01) per share (the “Repurchase Obligation”).

Payments Made Upon Termination for Cause or Resignation without Good Reason

If the Named Executive Officer’s employment is terminated by the Company for cause or he or she voluntarily resigns without “good reason” (as such term is defined above), he or she would not be entitled to any further compensation or benefits other than Accrued Benefits. The Named Executive Officer would also forfeit all unvested shares subject to his or her initial stock grant and any restricted stock bonuses and, in the case of termination due to an act of dishonesty committed in connection with our business, he or she would forfeit all shares subject to his or her initial stock grant and any restricted stock bonuses. Under the Management Stockholder Agreements, we may exercise our Call Option. Under the Incentive Plan, we will purchase any remaining unvested restricted shares pursuant to our Repurchase Obligation.

Payments Made Upon Termination without Cause or Termination for Good Reason Unrelated to a Change in Control

If the Named Executive Officer’s employment is terminated by the Company other than for Cause or is terminated by the Named Executive Officer for “good reason” (as such term is defined above) unrelated to a Change in Control, in each case, not within 18 months of the earlier to occur of the commencement of any discussion with any individual or entity that ultimately results in a change in control or the occurrence of a change in control transaction (this period is referred to as the “Protection Period”), then he or she shall be entitled to:

(a) the Accrued Benefits;

(b) an amount equal to 12 months current base salary;

(c) the annual bonus, including any declared bonus not yet paid;

(d) continuation of health benefits at the same levels until the earlier of: (i) the time it takes the Named Executive Officer to become eligible for benefits from a new employer; or (ii) 12 months from the date of termination;

(e) the shares subject to the initial stock grant and any additional restricted stock bonuses that would have vested on the next anniversary date following the date of such termination, but in no event less than one-third (1/3) each of the shares to the initial stock grant and any additional restricted stock bonuses; and

(f) with respect to each of Mr. Reed and Ms. Sack only, under the Management Stockholder Agreement, we may exercise our Call Option.

Payments Made Upon Termination without Cause or Termination for Good Reason following a Change in Control

If the Named Executive Officer’s employment is terminated by the Company other than for Cause or is terminated by the Named Executive Officer for Good Reason following a Change in Control, in each case within the Protection Period, then he or she shall be entitled to:

(a) the Accrued Benefits;

(b) an amount equal to:

i.	with respect to Mr. Reed, 27 months Base Salary plus Average Monthly Bonus (as defined in the Employment Agreements) current base salary;

ii.	with respect to Mr. Davis, 24 months Base Salary plus Average Monthly Bonus; and

iii.	with respect to each of Ms. Janik and Ms. Sack, 21 months Base Salary plus Average Monthly Bonus.

(c) a pro-rated bonus for the year of termination;

(d) the vesting portion of the shares of any Restricted Stock Grant and the Initial Restricted Stock Grant, respectively, that are not vested as of the date of termination, if the date of termination is within 12 months of the Change in Control;

(e) up to 6 months of outplacement services;

(f) continuation of health benefits at the same levels until the earlier of: (i) the time it takes the Named Executive Officer to become eligible for benefits from a new employer; or (ii) 12 months from the date of termination;

(g) the shares subject to the initial stock grant and any additional restricted stock bonuses that would have vested on the next anniversary date following the date of such termination, but in no event less than one-third (1/3) each of the shares to the initial stock grant and any additional restricted stock bonuses, if the date of termination is not within 12 months of the Change in Control; and

(h) with respect to each of Mr. Reed and Ms. Sack only, under the Management Stockholder Agreement, we may exercise our Call Option.

Payments Made Upon Resignation, Death or Disability

If the Named Executive Officer’s employment is terminated by reason of voluntary resignation (other than a voluntary termination for good reason), death or Disability (as defined in the Employment Agreements), he or she would not be entitled to receive any further compensation or benefits other than the Accrued Benefits. If any Named Executive Officer fails to perform his or her duties as a result of Disability or incapacity, he or she shall continue to receive his or her Base Salary and all other benefits and all other compensation unless and until his or her employment is terminated. If the Named Executive Officer’s employment is terminated by reason of death or Disability, we may exercise our Repurchase Obligation under the Incentive Plan. In addition, under the Management Stockholder Agreements, we may exercise our Call Option.

Under the Incentive Plan, if the Named Executive Officer’s employment is terminated by reason of death or Disability, he or she shall be entitled to the restricted shares that would have vested on the next vesting date following the date of such termination. In addition, we will purchase any remaining unvested restricted shares pursuant to our Repurchase Obligation.

DIRECTORS

Michael E. Reed Director since October 2006 Age 46	Mr. Reed became GateHouse Media’s Chief Executive Officer in February of 2006. He was formerly the President and Chief Executive Officer of Community Newspaper Holdings, Inc., or ‘‘CNHI’’, a leading publisher of local news and information and had served in that capacity since 1999. Mr. Reed served as CNHI’s Chief Financial Officer from 1997 to 1999. Prior to that, he worked for Park Communications, Inc., a multimedia company, located in Ithaca, New York. Mr. Reed currently serves on the Board of Directors for the Newspaper Association of America. Mr. Reed also serves on the Board of Directors for the Minneapolis Star Tribune. Mr. Reed formerly served as a director of the Associated Press and Chairman of the Audit Committee for the Associated Press. Mr. Reed was also a member of the Board of Visitors of the University of Alabama’s College of Communication and Information Sciences and was a member of the Grady College Journalism School’s Board of Advisors.

Mr. Reed has a deep understanding of our operations, strategy and people, as well as our industry, serving as our Chief Executive Officer for over seven years. He has also served in senior executive capacities with other companies in the newspaper and publishing industries. Mr. Reed has extensive corporate board experience.

Wesley R. Edens Chairman of the Board since June 2005 Age 51	Mr. Edens is a principal and Co-Chairman of the Board of Directors of Fortress Investment Group LLC (“Fortress”). Mr. Edens has been Co-Chairman of the Board of Directors of Fortress since August 2009 and a member of the Board of Directors of Fortress since November 2006. Mr. Edens has been a member of the Management Committee of Fortress since 1998. Mr. Edens is responsible for Fortress’ private equity and publicly traded alternative investment businesses. Prior to co-founding Fortress in 1998, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers.

Mr. Edens has extensive experience in the venture capital, private equity and investment advisory fields. Mr. Edens brings to our board his expertise in leading organizations, dealing with capital markets, finance transactions and acquisition matters, as well as fundamental financial statement analysis, including balance sheets, income statements and cash flow statements.

Kevin Sheehan Director since October 2006 Age 59	Mr. Sheehan currently serves as Chief Executive Officer of Norwegian Cruise Line, which he joined in 2007. Previously, Mr. Sheehan provided consulting services to Cerebrus Capital Management LP (2006-2007) and provided consulting services to Clayton Dubilier & Rice from 2005 until 2006. Prior thereto, Mr. Sheehan was Chairman and Chief Executive Officer of Cendant Corporation’s Vehicle Services Division (included responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express) from January 2003 until May 2005. From March 2001 until May 2003, Mr. Sheehan served as Chief Financial Officer of Cendant Corporation. From August 1999 to February 2001, Mr. Sheehan was President-Corporate and Business Affairs and Chief Financial Officer of Avis Group Holdings, Inc. and a director of that company from June 1999 until February 2001. From August 2005 to January 2008, Mr. Sheehan served on the faculty of Adelphi University as a Distinguished Visiting Professor — Accounting, Finance and Economics. Mr. Sheehan currently serves on the Boards of Dave & Busters and XOJETS.

Mr. Sheehan has significant experience in a senior management capacity for large corporations. Specifically, his experience as the Chief Financial Officer of several large corporations provide him with important experience and skills, as well as an understanding of the complexities of our current economic environment. Mr. Sheehan also brings significant financial expertise to our Board.

DIRECTOR COMPENSATION

Our outside directors receive an annual cash retainer of $50,000, which is payable in two semi-annual installments. We pay our Audit Committee chairperson a $10,000 annual cash retainer, which is payable in two semi-annual installments.

On February 19, 2013, the Board approved (without the participation of Mr. Sheehan) that Mr. Sheehan will receive (a) an annual cash retainer of $50,000; and (b) a per meeting fee of $1,000, as remuneration for his service on the Special Committee. These amounts are in addition to other amounts paid to Mr. Sheehan for service on the Board and for service as the Audit Committee chairperson.

2012 Director Compensation Table

The following table provides information about the compensation earned by our predecessor GateHouse’s outside directors during 2012.

Name	Fees Earned or Paid in Cash ($)(1)(2)	Total ($)
Wesley R. Edens(3)	0	0
Burl Osborne(4)	31,250	31,250
Kevin M. Sheehan	60,000	60,000

(1)	Amounts in this column reflect the annual cash retainer of $50,000 earned for 2012.
(2)	Mr. Sheehan’s annual cash retainer includes an additional $10,000 retainer he earned as Chair of the Audit Committee.
(3)	Mr. Edens is not an independent director (he is affiliated with our largest stockholder — Fortress Investment Group) and he receives no compensation for his services as a director.
(4)	Mr. Osborne died on August 15, 2012. Cash retainer reflects prorated payment for time served as director.